SCHEDULE 13G
Under the Securities Exchange Act of 1934


SAEXPLORATION HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78636X204
(CUSIP Number)
February 6, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate
 the rule pursuant to which this Schedule is filed:
?

Rule 13d-1(b)

?

Rule 13d-1(c)

?

Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with .
respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
 Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 78636X204

1
NAME OF REPORTING PERSONS
Ducera LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) [  ]
(b) [  ]
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER


6
SHARED VOTING POWER
242,795

7
SOLE DISPOSITIVE POWER


8
SHARED DISPOSITIVE POWER
242,795
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,795
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions) [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)
12
TYPE OF REPORTING PERSON (See Instructions)
OO
 (1) This percentage is calculated based on 3,650,140 shares of Common
Stock outstanding, which is the sum of
(a) 3,407,345 shares of Common Stock reported as outstanding by SAExploration Holdings, Inc. (the "Issuer") as of February 6, 2019, and (b) 242,795 additional shares of Common Stock issued to Ducera LLC.



CUSIP No. 78636X204

1
NAME OF REPORTING PERSONS
Michael A. Kramer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)
(a) [  ]

(b) [  ]
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5
SOLE VOTING POWER


6
SHARED VOTING POWER
242,795

7
SOLE DISPOSITIVE POWER


8
SHARED DISPOSITIVE POWER
242,795
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,795
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions) [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7% (1)
12
TYPE OF REPORTING PERSON (See Instructions)
IN
 (1) This percentage is calculated based on 3,650,140 shares of Common Stock outstanding, which is the sum of (a) 3,407,345 shares of Common Stock reported as outstanding by SAExploration Holdings, Inc. (the "Issuer") as of February 6, 2019, and
(b) 242,795 additional shares of Common Stock issued to Ducera LLC.



Item 1.


(a)

Name of Issuer:

SAEXPLORATION HOLDINGS, INC. (the "Issuer")


(b)

Address of Issuer's Principal Executive Offices:

3rd Floor, 3333 8 Street SE
Calgary, AB T2G 3A4
Canada


Item 2.


(a)

Name of Person Filing:

This Schedule 13G is being filed by:

Ducera LLC ("Ducera")
Michael A. Kramer ("Mr. Kramer")

(collectively, the "Reporting Persons").


(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is 499 Park Avenue, New York, New York 10022.


(c)

Citizenship:

The Reporting Persons are citizens of:

Ducera - Delaware
Mr. Kramer - USA


(d)

Title of Class of Securities:

Common Stock, par value $0.0001 per share


(e)

CUSIP Number:

78636X204



Item 3.

If this statement is filed pursuant to 240.13d-1(b),or 240.13d-2(b) or (c), check whether the person filing is a:


(a)

?

Broker or dealer registered under section 15 of the Act.


(b)

?

Bank as defined in section 3(a)(6) of the Act.


(c)

?

Insurance company as defined in section 3(a)(19) of the Act.


(d)

?

Investment company registered under section 8 of the Investment
 Company Act of 1940.


(e)

?

An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).


(f)

?

An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).


(g)

?

A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).


(h)

?

A savings association as defined in Section 3(b) of the Federal
 Deposit Insurance Act.


(i)

?

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.


(j)

?

A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).


(k)

?

Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
240.13d-1(b)(1)(ii)(J), please specify the type of institution:
 Item 4.

Ownership.

         (a) Amount beneficially owned:
            The Reporting Persons are the beneficial owners of 242,795 shares of Common Stock of the Issuer representing 6.7% of the Issuer's Common Stock outstanding, based upon 3,650,140 shares of Common Stock outstanding, which is the sum of (a) 3,407,345 shares of Common Stock reported as outstanding by the Issuer as of February 6, 2019, and (b) 242,795 additional shares of Common Stock issued to Ducera. The Reporting
Persons' beneficial ownership
consists of 242,795 shares of Common Stock held directly by Ducera. Mr. Kramer is the Chief Executive Officer and manager of Ducera.

         (b) Percent of class:
            Ducera - 6.7%
            Mr. Kramer: - 6.7%

         (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote:
Ducera - 0
Mr. Kramer: - 0

         (ii) Shared power to vote or to direct the vote:
                   Ducera - 242,795
                   Mr. Kramer: - 242,795

         (iii) Sole power to dispose or to direct the disposition of:
                   Ducera - 0
            Mr. Kramer: - 0

         (iv) Shared power to dispose or to direct the disposition of :
                   Ducera - 242,795
            Mr. Kramer: - 242,795

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ?

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.



Exhibit Index

Exhibit A - Joint Filing Agreement

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 6, 2019




        DUCERA LLC

              					By:
    _________________________ _
		Name: Michael A. Kramer
              Title: Chief Executive Officer



__________________________________
	Michael A. Kramer


 Exhibit A

JOINT FILING AGREEMENT

              The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

              Dated: February 6, 2019

DUCERA LLC

 By:         __________________________

Name: Michael A. Kramer

Title: Chief Executive Officer



__________________________________

Michael A. Kramer